*KH 4/5

[redacted]

13014162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| hours per response... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2013

| SEC FILE NUMBER |
|---|
| 8-66768 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambria Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 E. Winchester Street, Suite 200
(No. and Street)

| Salt Lake City | UT | 84107 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane R. Philbrick — 801-320-9607
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

| 135 West 50th Street | New York | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

[redacted]

KH 4/5

## OATH OR AFFIRMATION

I Shane R. Philbrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambria Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

TAWNYA ODEKIRK
NOTARY PUBLIC-STATE OF UTAH
COMMISSION# 613455
COMM. EXP. 09-02-2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

**Page(s)**

MAZARS

WeiserMazars

**Independent Auditors' Report**

To the Members
Cambria Capital, LLC

We have audited the accompanying statement of financial condition of Cambria Capital, LLC (the "Company"), as of December 31, 2012 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 25, 2013

# Cambria Capital, LLC
## Statement of Financial Condition
## December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 105,970 |
| Investments in securities | | 540 |
| Commission receivable | | 76,983 |
| Deposit with clearing broker | | 29,428 |
| Fixed assets, net of accumulated depreciation of $19,761 | | 11,565 |
| Other assets | | 23,228 |
| **Total assets** | $ | 247,714 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Due to member | $ | 57,396 |
| Commission payable | | 883 |
| Accrued expenses | | 2,287 |
| Total liabilities | | 60,566 |
| Member's equity | | 187,148 |
| **Total liabilities and member's equity** | $ | 247,714 |

The accompanying notes are integral part of these financial statements.

### 1. Organization and Nature of Business

Cambria Capital, LLC (the "Company") was formed as a limited liability company on July 20, 2004 and commenced operations on May 12, 2005. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association, and is registered with the Securities and Exchange Commission and Commodities and Futures Trading Commission. The Company's sole member is Cambria Asset Management, LLC (the "Sole Member"). The Company is a Guaranteed Introducing Broker Dealer introducing accounts to its Futures Commission Merchant ("FCM"). Accordingly, all futures and commodities customer transactions are executed and settled on behalf of the Company by its FCM. The FCM performs all services customarily incident to the futures and commodities transactions thereto, including the preparation and distribution of futures and commodities customers' confirmations and statements and maintenance margin requirements.

The Company, under rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear securities customer accounts. Accordingly, all securities customer transactions are executed and cleared on behalf of the Company by its securities clearing broker on a fully disclosed basis. The Company's agreement with its securities clearing broker provides that as securities clearing broker, that firm will make and keep such records of the transactions effected and cleared in the securities customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of securities customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

**Cash**
The Company maintains its cash balances with one financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

**Fixed Assets**
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for furniture and equipment range from three to seven years.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

**Revenue and Expense Recognition**
Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur. Revenue associated with private placements is recognized when earned in accordance with the applicable private placement agreement.

**Investment in Securities**
The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments that are freely tradable at their last sales price as of the last business day of the year.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820.

The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2012 |
|---|---|---|---|---|
| Investments in securities, at fair value | $ 540 | $ - | $ - | $ 540 |

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2012.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Income Taxes**
The Company is a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax return of the Sole Member. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

Management believes that the Company does not have any uncertain tax positions as of December 31, 2012. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

## 3. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker. That account serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2012, the Company has a receivable of $76,983 from the clearing broker. As of December 31, 2012, the Company also has a deposit with the clearing broker of $29,428.

## 4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2012 is as follows:

| | |
|---|---|
| Furniture and fixtures | $ 23,887 |
| Computer equipment | 3,005 |
| | 26,892 |
| Less accumulated depreciation | (15,327) |
| | $ 11,565 |

## 5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction. The Company's financial instruments, including cash, receivables, deposits, other assets, and liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

## 6. Related Party Transactions

The Company has a management agreement with the Sole Member whereby the Company is provided office space and administrative support. During the year ended December 31, 2012, the Company paid $97,793 to the Sole Member for these services. At December 31, 2012, the Company also had a payable to the Sole Member in the amount of $57,396.

## 7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital equal to $50,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times of net capital. At December 31, 2012, the Company had net capital of $147,387, which exceeded the regulatory requirement by $97,387. At December 31, 2012, ratio of aggregate indebtedness to net capital schedule is 0.41 to 1.

## 8. Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available for issuance.